Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands)

	Norcraft Holdings L.P.
	For the Period October 21 through December 31,	Fiscal Year Ended December 31,
	2003	2004	2005	2006	2007
EARNINGS:
Income from continuing operations	$2,050	$23,127	$29,669	$39,493	$29,172
Fixed charges	3,703	22,074	27,993	24,946	26,112

Earnings before fixed charges	5,753	45,201	57,662	64,439	55,284
FIXED CHARGES:
Interest expense, net	3,217	18,815	23,208	22,654	23,618
Amortization of deferred debt issuance costs	391	2,714	4,127	1,498	1,540
Capitalized interest	—	—	—	—	—
Interest portion of rent expense (1)	95	545	658	794	954

Fixed charges	$3,703	$22,074	$27,993	$24,946	$26,112
Ratio of earnings to fixed charges	1.6x	2.0x	2.1x	2.6x	2.1x

	Norcraft Companies L.P.
	Predecessor	Successor
	For the Period January 1, 2003 through October 20,	For the Period October 21 through December 31,	Fiscal Year Ended December 31,
	2003	2003	2004	2005	2006	2007
EARNINGS:
Income from continuing operations	$23,806	$2,050	$26,170	$38,339	$49,167	$40,115
Fixed charges	2,016	3,703	19,031	19,323	15,272	15,169

Earnings before fixed charges	25,822	5,753	45,201	57,662	64,439	55,284
FIXED CHARGES:
Interest expense, net	1,422	3,217	15,897	14,893	13,370	13,104
Amortization of deferred debt issuance costs	267	391	2,589	3,772	1,108	1,111
Capitalized interest	—	—	—	—	—	—
Interest portion of rent expense (1)	327	95	545	658	794	954

Fixed charges	$2,016	$3,703	$19,031	$19,323	$15,272	$15,169
Ratio of earnings to fixed charges	12.8x	1.6x	2.4x	3.0x	4.2x	3.6x

(1)	The interest portion of our rent expense is assumed to be one-third of total rent expense.